Midway Gold Corp.

Unit 1 – 15782 Marine Drive

White Rock, B.C. V4B 1E6

Phone: 604-536-2711 Fax: 604-536-2788

February 26, 2010

To:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549-4628 Mail Stop 4628

From:	MIDWAY GOLD CORP. Unit 1 – 15782 Marine Drive White Rock, British Columbia Canada V4B 1E6

Re:	Midway Gold Corp.
Reponses to Staff Comments dated December 17, 2009
To:
Form 10-K for the fiscal year ended December 31, 2008
Filed April 1, 2009
Form 10-Q for the fiscal quarter ended March 31, 2009
Filed May 11, 2009
Form 10-Q for the fiscal quarter ended June 30, 2009
Filed August 11, 2009
Form 10-Q for the fiscal quarter ended September 30, 2009
Filed November 9, 2009
Definitive Proxy Statement
Filed June 2, 2009
Response letter dated December 22, 2009, submitted January 13, 2010
File No. 1-33894

Ladies and Gentlemen:

Midway Gold Corp. (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the February 19, 2010 letter regarding the above mentioned forms (the “February Staff Comments”). For your convenience, the February Staff Comments are included below and the Company’s responses thereto are numbered accordingly. References to page numbers in this memorandum are to page numbers in the Company’s above mentioned forms.

In some of the responses, we have agreed to change or supplement the disclosure we make in future filings. We are not doing so because we believe our prior filings are materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Page 2	Midway Gold Corp. February 26, 2010 response to the SEC

Form 10-K for the fiscal year ended December 31, 2008

Directors, Executive Officers and Corporate Governance – page 58

Staff Comment No. 1:

We note your response to comment 6 from our letter to you dated December 17, 2009. To eliminate any ambiguity, you should indicate for the covered five year Item 401(e) period the month and year when the listed positions began and ended. For example, the current versions of the sketches for Messrs. Wolfus and Yu do not make clear that both have been essentially self-employed for the entire five year period, if such is the case. Mr. Yu’s sketch indicates that he has been a “senior engineering executive with over 20 years of increasingly responsible technical and management positions.”

Company’s Response:

We will modify our future descriptions of Mr. Yu and Mr. Wolfus’ biographies as follows:

Frank Yu – Director. Outside of his directorship for Midway, Mr. Yu has been retired and acting as a private investor for the last five years. Before retirement, Mr. Yu was a senior engineering executive with over 20 years of technical and management positions in major, and start-up computer and communication companies. He earned a Ph.D. in Computer Science at Stanford University and he has been involved with both communication and computer server companies which were later taken public or acquired. Mr. Yu has served as a director of Midway since November 21, 2008.

Daniel E. Wolfus – Director. Mr. Wolfus gained over 28 years of investment banking experience, firstly with E.F. Hutton & Co., where Mr. Wolfus became a partner and Senior Vice President in charge of the West Coast Corporate Finance Department, followed by his tenure as Chairman, CEO and chief organizer of Hancock Savings Bank in Los Angeles. During his term with Hancock Savings the bank grew to $225 million in assets before its sale in 1997. Mr. Wolfus earned a MBA in Finance and a BA-Economics at the University California, Los Angeles. From 1997 until it was dissolved in 2008, Mr. Wolfus was the owner, president and publisher of a nationwide publication named “Estylo” for the Hispanic Market. He is currently a director of Evolving Gold Corp., Melkior Resources Inc. and EMC Metals Corp. Mr. Wolfus also serves in various charitable and non-profit organizations in the United States. Mr. Wolfus has served as a director of Midway since November 21, 2008 and on December 16, 2009 Mr. Wolfus was appointed Chairman and Chief Executive Officer of Midway.

Page 3	Midway Gold Corp. February 26, 2010 response to the SEC

Staff Comment No. 2:

Similarly, it is unclear why you indicate that “Ms. Meyer and the team at Golden Oak spend approximately 25% of their combined professional time to [sic] Midway.” This suggests that Ms. Meyer may devote more or less than 25% of her professional time to Midway. Please disclose what percentage of Ms. Meyer’s professional time is devoted to Midway’s business.

Company’s Response

Doris Meyer holds the office of Chief Financial Officer and Corporate Secretary. James Mackie, an employee of Golden Oak, and also a Certified General Account, holds the office of Controller. Golden Oak is on an annual retainer to support Doris Meyer in these offices and to perform accounting and financial reporting and corporate and regulatory compliance services for Midway. Golden Oak does not bill by the hour for these services which is what makes it difficult to say with any precision the amount of professional time devoted by Ms. Meyer to Midway. It varies with the activities of Midway and comprises at the least the preparation and filing in Canada and the USA of the Company’s 10Q’s, 10K, 14A, press releases and material change reports, budgeting, attendance at all board and committee meetings and so on.

Ms. Meyer devotes approximately 10% of her personal professional time on Midway business with approximately another 20% of time being spent on Midway business by other Golden Oak employees.

Executive Compensation – page 58

Staff Comment No. 3:

As you indicate in response to prior comment 7, the revised disclosure should make clear that the two listed individuals are your only executive officers.

Company’s Response

We will modify our disclosure in the future so that it is clear who the executive officers are. In the fiscal year ended December 31, 2008 Alan Branham and Doris Meyer were the only executive officers. In the fiscal year ended December 31, 2009 Dan Wolfus became an executive officer with his appointment as Chairman and Chief Executive Officer and Alan Branham was named President and Chief Operating Officer.

Engineering Comments

Description of Properties, page 23

Mineral Resources, page 29

Staff Comment No. 4:

We note your response to prior comment 13 indicating National Instrument 43-101 does not allow the addition of inferred resources to indicate and/or measured resource classifications as

Page 4	Midway Gold Corp. February 26, 2010 response to the SEC

referenced by NI 43-101 (2.2) (c). However, we had asked that you separate and segregate your measured resources from your indicated resources as required by NI 43-101 (2.2) (b) and consistent with industry practice. We believe that you should list all the resource estimates separately as required by NI 43-101 and include the sum of the combined measured and indicates resources. Please comply with this guidance or remove all unlabeled resource disclosure from you filing.

Company’s Response

We amend our earlier response so that we acknowledge that in the future we will take care to report the mineral resource categories separately as required by NI 43-101 (2.2) (b) and the 10K for 2009 will report the resources for Pan as follows:

Measured Resource

Cut-Off Grade (opt gold)	Short Tons (Millions)	Gold Grade (opt)	Contained Gold (ounces)
0.006	3.22	0.019	62,100
0.010	2.71	0.021	58,100
0.020	1.17	0.031	36,500
0.030	0.44	0.043	19,000

Indicated Resource

Cut-Off Grade (opt gold)	Short Tons (Millions)	Gold Grade (opt)	Contained Gold (ounces)
0.006	34.43	0.017	546,600
0.010	25.08	0.020	495,800
0.020	8.03	0.030	240,000
0.030	2.64	0.042	110,900

Measured plus Indicated Resource

Cut-Off Grade (opt gold)	Short Tons (Millions)	Gold Grade (opt)	Contained Gold (ounces)
0.006	34.65	0.018	608,700
0.010	27.79	0.020	553,900
0.020	9.20	0.030	276,500
0.030	3.08	0.042	129,900

Inferred Resource

Cut-Off Grade (opt gold)	Short Tons (Millions)	Gold Grade (opt)	Contained Gold (ounces)
0.006	1.60	0.017	26,500
0.010	1.29	0.019	24,000
0.020	0.37	0.030	11,200
0.030	0.14	0.040	5,500

Page 5	Midway Gold Corp. February 26, 2010 response to the SEC

Exploration, page 36

Staff Comment No. 5

We have read your response to prior comment 14 indicating that you believe your historic estimates are in compliance with NI 43-101. Please include a statement in this section commenting on the relevance and reliability of your historical estimate and indicating whether categories other than those prescribed by NI 43-101 are being used.

Company’s Response

In the Company’s Form 10-K for the fiscal year ended December 31, 2008, the Company reported that Midway acquired the Golden Eagle project and began compiling and reviewing the historic database of 847 drill holes containing 165,775 feet of mostly core drilling, to create a modern gold model. In 1996, Santa Fe Pacific Gold estimated that the Golden Eagle deposit contained 32.19 million tons grading 0.069 ounce per ton (opt) gold in a historic resource as part of an internal scoping study. A qualified person has not reviewed this resource and the historical estimate should not be relied upon. The project is comprised entirely of private land in the historic Republic gold district.

In the Company’s Form 10-Q for the nine months ended September 30, 2009 the Company reported an Indicated Resource compliant with NI 43-101.

The Company is not reporting resource categories other than those prescribed by NI 43-101. As noted above, the Company included in its Form 10-K for the year ended December 31, 2008, a statement regarding the relevance and reliability of the historic resource. As the historic resource has now been updated by a compliant resource, the Company will not reporting the historic resource in the future.

Closing Response

The Company is hopeful that the future actions as described in these Company Responses will suffice and that it will not be necessary to file amendments to any of the deficient forms. We understand the review is to assist us in our compliance with the applicable disclosure requirements and it will enhance the overall disclosure in our future filings. The Company is in the process of preparing its 10K and 14A for filing before March 31, 2010.

The Company hereby acknowledges that:

•          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

Page 6	Midway Gold Corp. February 26, 2010 response to the SEC

•          The Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Please contact Doris Meyer at 604-536-2711 or fax 604-536-2788, our Chief Financial Officer and Corporate Secretary with any questions regarding this response.

Yours truly,

MIDWAY GOLD CORP.

/s/ Doris Meyer

Doris Meyer

Chief Financial Officer